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03015478

S.E.C.
MAR 2 1 2003
510

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Street
(No. and Street)

Reading (City) PA (State) 19603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Nunfchalk 610-478-2134
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Krause & Tomasso, LLP
(Name — *if individual, state last, first, middle name*)

2210 Ridgewood Road #102 (Address) Wyomissing (City) PA (State) 19610 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GRIFFIN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

OATH OR AFFIRMATION

I, John Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operating Manager
Title

Notary Public

NOTARIAL SEAL
LINDSEY A. CELMER, Notary Public
City of Reading, Berks County
My Commission Expires March 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Krause & Tomasi, LLP
Certified Public Accountants
Berkshire Place • 2210 Ridgewood Road • Suite 102
Wyomissing, PA 19610 • (610) 376-3200 • Fax (610) 376-4992

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statement of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2002, and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Krause & Tomasi, LLP

March 4, 2003

GRIFFIN FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	102,767
Advanced client expense		38,191
Receivable from related party		88,695
TOTAL ASSETS	$	229,653

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to related party	$	42,902

MEMBER'S EQUITY

Member's equity		186,751
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	229,653

The accompanying notes are an integral part of these financial statements.

GRIFFIN FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$	398,520
Advisory fees		2,254
Interest income		1,436
Total Revenues		402,210
EXPENSES		
Employee and subcontracting compensation and related expenses		976,826
Seminars and continuing education		2,400
Professional dues and fees		2,218
Bank fees		80
Total Expenses		981,524
NET LOSS	$	(579,314)

The accompanying notes are an integral part of these financial statements.

GRIFFIN FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE - Beginning of Year	$	42,304
Net loss		(579,314)
Member contributions		723,761
BALANCE - End of Year	$	186,751

The accompanying notes are an integral part of these financial statements.

GRIFFIN FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(579,314)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) in Assets:		
Advance client expense		(38,191)
Receivable from related party		(88,695)
Increase in Liabilities:		
Payable to related party		42,902
Net Cash Used in Operating Activities		(663,298)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		723,761
NET INCREASE IN CASH		60,463
CASH - Beginning of Year		42,304
CASH - End of Year	$	102,767

The accompanying notes are an integral part of these financial statements.

GRIFFIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and will not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC rule 15c3-1 (see Note 4).

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in one financial institution located in Reading, Pennsylvania. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time throughout the year and at year end, the cash balances exceed the insured limits.

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission at closing.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expenses

Primarily all expenses associated with the generation of income will be provided under a management agreement (see Note 2). All expenses except for payroll, consulting and related costs and various professional dues and continuing education are to be paid by Griffin Holdings Group, LLC as part of the agreement. Fees for payroll, consulting and related costs are to be paid to Griffin Holdings Group, LLC for such services. Some of these service expenses, although incurred, have been waived as a liability and classified as an equity contribution from Griffin Holdings.

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC to contribute sufficient capital to satisfy operating costs and required levels of net capital.

NOTE 2. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC. Griffin Holdings entered into a management agreement with Griffin Financial on September 1, 2001 to provide various services to Griffin Financial Group, LLC. Such services include, but are not limited to, personnel, administrative, all third party expenses and all other services as may be required by Griffin Financial to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice.

Employees performing services on behalf of Griffin Financial Group, LLC shall remain at all times employees of Griffin Holdings Group, LLC. Griffin Holdings Group or its affiliate remains responsible for the withholding and payment of all required federal, state and local taxes with respect to their employees. On a quarterly basis, Griffin Financial will reimburse Griffin Holdings for payroll and all related costs unless such reimbursement would cause a violation of Griffin Financial's net capital requirement (see Note 4). In that case, the parties agree that such reimbursement would be waived.

The amount of employee and subcontracting compensation and related expenses provided by Griffin Holdings Group, LLC and charged to operations was $976,826. Of this amount $278,065 was paid to Griffin Holdings and the remainder of $698,761 was waived and classified as a capital contribution by Griffin Holdings.

NOTE 2. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

Griffin Holdings Group, LLC also agrees to reimburse out-of-pocket expenses incurred by Griffin Financial Group's personnel. These costs are treated as advance client expense with a corresponding payable to Griffin Holdings and when billed and collected will reimburse Griffin Holdings. From time to time collections on advances may occur, but subsequent reimbursements may not immediately follow. The net advance client expense and payable to related party at December 31, 2002 was $4,711 payable.

There is a related party receivable of $88,695. This loan is not interest bearing. Imputed interest is immaterial to the financial statements and has not been reflected. The loan is expected to be satisfied within the next accounting period.

NOTE 3. INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $102,767, which was $97,767 in excess of its required net capital of $5,000. The Company did not have aggregate indebtedness as of December 31, 2002 and, therefore, meets the ratio requirement referred to above.

SUPPLEMENTARY INFORMATION

GRIFFIN FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

TOTAL ASSETS	$	229,653
TOTAL LIABILITIES		42,902
NET WORTH		186,751
SUBORDINATED LOANS		-
ADUSTED NET WORTH		186,751
LESS NET NON-ALLOWABLE ASSETS		83,984
CURRENT CAPITAL		102,767
LESS HAIRCUTS		-
NET CAPITAL		102,767
REQUIRED NET CAPITAL		5,000
EXCESS NET CAPITAL	$	97,767
AGGREGATE INDEBTEDNESS		-
AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

RECONCILIATION WITH COMPANY'S COMPUTATION:
There are no material differences between the company's computation and audited numbers. Therefore, a reconcilation is not necessary pursuant to SEC rule 17a-5.

INTERNAL CONTROL

Krause & Tomasi, LLP
Certified Public Accountants
Berkshire Place ∘ 2210 Ridgewood Road ∘ Suite 102
Wyomissing, PA 19610 ∘ (610) 376-3200 ∘ Fax (610) 376-4992

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Krause & Tomasi, LLP

March 4, 2003